EXHIBIT 99.1

XORTX Strengthens Executive Team

Dr. Michael Bumby joins XORTX as Chief Financial Officer

CALGARY, Alberta, Dec. 19, 2024 (GLOBE NEWSWIRE) -- XORTX Therapeutics Inc. ("XORTX" or the “Company”) (NASDAQ: XRTX | TSXV: XRTX | Frankfurt: ANU), a late-stage clinical pharmaceutical company focused on developing innovative therapies to treat progressive kidney disease, welcomes Dr. Michael Bumby, a biotech/pharma industry veteran, as its Chief Financial Officer replacing James Fairbairn, the Company’s current Chief Financial Officer.

Dr. Bumby, DVM, MBA, is currently a director and audit committee chair of MediPharm Labs following their successful acquisition of VIVO Cannabis Inc. where Dr. Bumby was CFO for six years. Dr. Bumby brings over 20 years of finance and leadership experience in the biotech/pharma industry. He had a 14-year career at Eli Lilly, including roles in corporate finance and investment banking at Lilly’s global headquarters in Indianapolis leading international business development activities for early- and late-stage assets, as well as working as a regional CFO in Europe. He left Lilly to move back to Canada and began working as a public company CFO, initially at Antibe Therapeutics which he helped go public via an Initial Public Offering in 2013, and more recently as the CFO of Merus Labs, an international specialty pharmaceutical company where he co-led that company’s acquisition by Norgine B.V. in 2017 for $340 million. Dr. Bumby has experience with TSX, TSX-V and NASDAQ listed companies and has led Human Resources, IT, Legal, and operations functions as well as acted as corporate secretary for a number of public companies.

Dr. Bumby holds a Doctor of Veterinary Medicine degree from the University of Guelph, a lean six-sigma blackbelt, and an MBA from the University of Toronto.

Anthony Giovinazzo, XORTX’s Chairman stated, “We are delighted to welcome Michael as XORTX’s CFO. His dual science-finance background and extensive business and drug development experience will help XORTX meet its near and longer term objectives.”

Dr. Davidoff, XORTX’s CEO added, “On behalf of XORTX, I would like to express our gratitude to Jim Fairbairn for his excellence and professionalism in his role as CFO. We will miss Jim as a team member and friend. I look forward to working with Michael. His well rounded background in the biotech/pharma industry will be a valuable asset in the next stages of XORTX’s development.”

In connection with the appointment of Dr. Bumby, XORTX has granted, in accordance with the Company’s stock option plan, 13,000 options to purchase common shares of the Company at an exercise price of $1.75 for a period of five years.

About XORTX Therapeutics Inc.

XORTX is a pharmaceutical company with two clinically advanced products in development: 1) our lead, XRx-008 program for ADPKD; and 2) our secondary program in XRx-101 for acute kidney and other acute organ injury associated with Coronavirus / COVID-19 infection. In addition, XRx-225 is a pre-clinical stage program for Type 2 Diabetic Nephropathy. XORTX is working to advance its clinical development stage products that target aberrant purine metabolism and xanthine oxidase to decrease or inhibit production of uric acid. At XORTX, we are dedicated to developing medications to improve the quality of life and health of kidney disease patients. Additional information on XORTX is available at www.xortx.com.

For more information, please contact:

Allen Davidoff, CEO	Nick Rigopulos, Director of Communications
adavidoff@xortx.com or +1 403 455 7727	nick@alpineequityadv.com or +1 617 901 0785

Neither the TSX Venture Exchange nor Nasdaq has approved or disapproved the contents of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.